April 6, 2015

VIA EDGAR AND ELECTRONIC MAIL

Alexandra M. Ledbetter, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:Preliminary Proxy Statement on Schedule 14A Filed March 27, 2015
by GAMCO Investors, Inc.
File No. 001-14761

Dear Ms. Ledbetter:

In connection with the verbal comment from the Staff received on April 3, 2015 with regard to the above-referenced matter, GAMCO Investors, Inc. (the “Company”) will include in its definitive proxy statement the following sentence under “Required Vote” in Proposal No. 3:

“Mr. Gabelli, who controls approximately 94% of the combined voting power of the Company, intends to vote “FOR” the re-approval of the Amended Employment Agreement with Mr. Gabelli.”

The Company is also providing the Staff on a supplemental basis, a revised Proposal 3, marked to show the above change.

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Robert S. Zuccaro

Robert S. Zuccaro
Chief Financial Officer